

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail
Michael L. Seneski
Chief Financial Officer and Treasurer
Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126

> **Re:     Ford Motor Credit Company LLC**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-06368**

Dear Mr. Seneski:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the Fiscal Period Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1. Given that financing margins are one of the principal factors that influences earnings, please tell us and revise future filings to provide a discussion which addresses the financing margins recognized on both consumer and non-consumer receivables for each of the periods presented.  This discussion should be supplemented further by addressing results within each of the identified business segments.

2. Please tell us and revise future filings to address the changes in the level of interest supplements and other support costs earned (i.e. support) on each of the different types of consumer and non-consumer receivables for the periods presented. For example, address whether the level of support varies depending on the type of receivable and/or by geographic segment.

3. We note the continued increase in the level of North American operating lease placement volume, the decrease in the level of terminations and returns in each of the last two fiscal years, and the increase in the 36 month auction values. Please tell us and revise future filings to address the changes in the mix of operating lease periods (i.e. for both consumer and non-consumer receivables) and how this has impacted the resulting lease activity and the financial impact on the periods presented.

Notes to the Financial Statements

Note 18. Fair Value Measurements, FC-39

4. Please tell us and revise future filings to include the disclosure requirements of ASC 820-10-50-2E for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202)551-3452 or me at (202)551-3321 with any questions.

Sincerely,

/s/ David Irving

David Irving
Reviewing Staff Accountant